SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form  6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form  6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Prudential plc (“Prudential”)

TOTAL VOTING RIGHTS AND ISSUED SHARE CAPITAL

In accordance with the provisions of the Disclosure and Transparency Rules issued by the Financial Conduct Authority, Prudential notifies the market of the following:

As at 30 September 2013, Prudential’s issued share capital admitted to trading consisted of 2,559,305,350 ordinary shares of 5p each. Each ordinary share carries the right to one vote in all circumstances at general meetings of Prudential. Prudential does not hold any Treasury Shares.

The total number of voting rights in Prudential is therefore 2,559,305,350 and this figure may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Prudential under the Disclosure and Transparency Rules.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Enquiries:

Prudential plc

Emma Abdul, Group Secretariat

Tel: 020 7548 3931

Name and signature of duly authorised officer of issuer responsible for making notification:

Stefan Bort, Deputy Group Secretary

Tel: 020 7548 3826

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort Deputy Group Secretary